FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 November 6, 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: BE October Output Statement dated 6 November 2002




BRITISH ENERGY plc - OCTOBER OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in October is given in the tables below, together with comparative data for the previous financial year:-


                                                     2001/02                                        2002/03
                              October              Year to Date               October              Year to Date
                        Output    Load Factor   Output       Load       Output    Load Factor   Output      Load
                         (TWh)        (%)        (TWh)    Factor (%)     (TWh)        (%)        (TWh)     Factor
                                                                                                             (%)

UK Nuclear               5.71         80         38.41        78         4.72         66         35.05       71
UK Other                 0.78         54         4.35         44         0.78         54         2.15        22
Bruce Power              1.77         75        11.94 *      92 *        1.76         75         12.38       76
(82.4% owned)
Amergen                  1.29         73         10.88       89 **       1.47         80         11.14      88 **
(50% owned)




        * The figures for the year to date in 2001 for Bruce Power cover a shorter period from Financial Close on 12th May 2001.

        ** The capacity for Clinton was up-graded in spring of this year to 1017 MWe and the capacity of TMI increased to 840 MWe following a turbine replacement last autumn.

OVERVIEW

The UK nuclear plant remain on track to achieve the revised target of 63 TWh (plus or minus 1TWh) by 31st March 2003 announced in August.

One reactor at Torness returned to service following gas circulator inspections and replacement of one unit.

The output figures for both AmerGen and Bruce Power remain in line with the plan after allowing for the higher number of planned outages in the current year.

PLANNED OUTAGES

UK Nuclear

  - A statutory outage was completed at Hinkley Point B, another continued at Dungeness B and another started at Heysham 2. Each of these outages were on one unit at the respective station.

  - Low load refuelling was carried out on one reactor at Hinkley B and an outage for refuelling and routine work on plant systems was completed on one unit at Dungeness B.

UK Other

  - All four Eggborough units were operational after planned summer outages.



AmerGen

  - Oyster Creek completed a refuelling outage.

Bruce Power

  - The planned outage on unit 7 continues

UNPLANNED OUTAGES

UK Nuclear

  - One unit at Torness remains on outage as previously reported.

CONTACTS

Paul Heward                        01355 262201            (Investor Relations)
John McNamara                      01355 262574            (Media Enquiries)


Find this News Release on our web-site: www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 6, 2002                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations